

# Westchester Capital
## F U N D S

**For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.**

## INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. It may invest in other investment companies, including exchange-traded funds ("ETFs").

## FUND FACTS

| | |
|---|---|
| Inception Date | 5/24/2004 |
| Ticker | MERVX |
| Primary Prospectus Benchmark | BofAML US Treasury Bill 3 Mon TR USD |
| Morningstar Category | US Insurance Market Neutral |
| Morningstar Institutional Category | Event Driven |
| Turnover Ratio | 202% |
| Management Fee* | 1.25% |

*Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total anual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## INVESTMENT GROWTH

Time Period: 5/25/2004 to 5/31/2017



- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- Wilshire Liq Alt Event Driven TR USD

## RISK CHARACTERISTICS

Time Period: 6/1/2014 to 5/31/2017

| | MERVX | S&P 500 |
|---|---|---|
| 3-yr Std Dev | 2.76 | 10.37 |
| 3-yr Beta | 0.20 | 1.00 |
| 3-yr Sharpe Ratio | 0.25 | 0.95 |
| 3-yr Sortino Ratio | 0.39 | 1.79 |
| 3-yr R2 | 56.56 | 100.00 |

## TRAILING RETURNS (as of month-end)

As of Date: 5/31/2017



- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- Wilshire Liq Alt Event Driven TR USD

## TRAILING RETURNS (as of quarter-end)

As of Date: 3/31/2017

| | 1Q | YTD | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|---|
| Merger VL | 0.85% | 0.85% | 2.44% | 1.79% | 3.03% |
| BofAML US Treasury Bill 3 Mon TR USD | 0.10% | 0.10% | 0.36% | 0.14% | 0.68% |
| Wilshire Liq Alt Event Driven TR USD | 0.80% | 0.80% | 4.34% | 0.77% | 2.20% |



![Westchester Capital Funds]

# The Merger Fund VL

A Westchester Capital Fund
MERVX | CUSIP 589512102

May 31, 2017

## PORTFOLIO

| | |
|---|---|
| Average position size: | 1.51% |
| Number of long positions: | 64 |
| Number of short positions: | 21 |
| Percent invested: | 96.71% |
| Short positions as a % of net assets: | 18.15% |

## GEOGRAPHIC ALLOCATION

| | |
|---|---|
| United States: | 78.10% |
| Europe ex-U.K.: | 15.50% |
| United Kingdom: | 5.41% |
| Canada: | 0.97% |
| Japan: | 0.02% |

## TOP TEN EQUITY HOLDINGS 50.27%

1. Reynolds American Inc.
2. Yahoo! Inc.
3. NXP Semiconductors NV
4. Time Warner Inc.
5. C.R. Bard, Inc.
6. Sky PLC
7. Mead Johnson Nutrition Co.
8. Actelion LTD
9. Jarden Corporation
10. Mobileye N.V.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



## FUND MANAGERS

ROY D. BEHREN | Began career in 1987
*Portfolio Manager since 2007*

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
*Portfolio Manager since 2007*

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## Advantages of Investment In The Merger Fund VL

- Returns have historically had low correlation (beta) with those of the stock or bond market.
- Returns have historically been less volatile than equity markets as represented by our standard deviation.
- Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.

**Diversification does not assure a profit nor does it protect against a loss in a declining market.**

Must be preceded or accompanied by a current prospectus or summary prospectus.

*Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus for the underlying funds. Please read it carefully before investing.*

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes **The US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Sortino Ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy. It is a modification of the Sharpe ratio but penalizes only those returns falling below a user-specified target or required rate of return, while the Sharpe ratio penalizes both upside and downside volatility equally. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **R-Squared** is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A fund with a low R-squared (70 or less) doesn't act much like the index.

# Westchester Capital FUNDS

# 2017

# Q1 Quarterly Review

| | Share class | Ticker | Morningstar Category | OVERALL Morningstar Rating™ |
|---|---|---|---|---|
| The Merger Fund® | Investor | MERFX | Market Neutral NE | ★★★ Out of 114 market neutral funds as of 3/31/2017 |
| | Institutional | MERIX | | ★★★ Out of 114 market neutral funds as of 3/31/2017 |
| The Merger Fund VL | Insurance Dedicated Fund | MERVX | Market Neutral NE | |
| Event-Driven Fund | Investor | WCERX | Multi-Alternative | ★★★ Out of 243 market neutral funds as of 3/31/2017 |
| | Institutional | WCEIX | | ★★★ Out of 243 market neutral funds as of 3/31/2017 |

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

| Total Firm AUM: | $3.7 billion |
|---|---|
| Strategy Assets: | |
| Merger Arbitrage[1] | $3.0 billion |
| Multi-Event[2] | $700.5 million |

## STANDARDIZED PERFORMANCE SUMMARY

**As of March 31, 2017**

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Merger Arbitrage** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[3] | Net Expenses Before Investment Related Expenses[4] | Performance Inception[5] | Fund AUM |
| The Merger Fund (Investor) | 0.77 | 0.77 | 2.40 | 2.01 | 2.24 | 6.15 | 2.12% | 2.01% | 1.40% | 01/31/1989 | $1.5 b |
| The Merger Fund (Institutional) | 0.90 | 0.90 | 2.79 | n/a | n/a | 1.95 | 1.79% | 1.68% | 1.07% | 08/01/2013 | $1.4 b |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insurance Dedicated Funds** | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[6] | Net Expenses Before Investment Related Expenses[4] | Performance Inception[7] | Fund AUM |
| The Merger Fund VL | 0.85 | 0.85 | 2.44 | 1.79 | 3.03 | 4.66 | 2.85% | 2.09% | 1.40% | 05/26/2004 | $31.0 m |

| | Average Annual Total Return (%) | | | | | | Annual Operating Expense Ratio (%)[3] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Multi-Event | QTD | YTD | 1 YR | 5 YR | 10 YR | Life | Gross Expense Ratio | Net Expense Ratio[8] | Net Expenses Before Investment Related Expenses[4] | Performance Inception | Fund AUM |
| Event-Driven Fund (Investor) | 0.71 | 0.71 | n/a | n/a | n/a | 0.71 | 2.79% | 2.78% | 1.99% | 03/22/2017 | $2.6 m |
| Event-Driven Fund (Institutional) | 1.53 | 1.53 | 3.57 | n/a | n/a | 1.88 | 2.54% | 2.53% | 1.74% | 01/02/2014 | $101.8 m |

| MARKET INDICES | QTD | YTD | 1 YR | 3 YR | 5 YR | 10 YR |
|---|---|---|---|---|---|---|
| BofA Merrill Lynch 3-Month U.S. Treasury Bill Index | 0.10% | 0.10% | 0.36% | 0.17% | 0.14% | 0.68% |
| Barclays Aggregate Bond Index | 0.82% | 0.82% | 0.44% | 2.68% | 2.34% | 4.27% |
| S&P 500 Index | 6.07% | 6.07% | 17.17% | 10.37% | 13.30% | 7.51% |
| The Wilshire Liquid Alternative ED Index | 0.80% | 0.80% | 4.34% | -0.52% | 0.77% | 2.20% |
| The US OE MultiAlternative Category | 1.63% | 1.63% | 3.54% | 0.90% | 2.69% | 1.57% |
| The US OE Market Neutral Index | 0.64% | 0.64% | 2.19% | 0.68% | 0.93% | 0.89% |

*QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.*

*[1]Includes USD 53 million in private funds advised by Westchester Capital Management, LLC's affiliated investment advisor and USD 117 million in a sub-advised fund. [2]Includes USD 596 million in sub-advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. Prospectus dates vary among funds. For The Merger Fund®, expense ratios are as of the April 27, 2017 prospectus. The Advisor has contractually agreed to waive a portion of its management fee until April 30, 2018 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 21, 2017 prospectus. For the Event-Driven Fund, expense ratios are as of the April 27, 2017 prospectus. [4]Investment related expenses for The Merger Fund, The Merger Fund VL and the WCM Alternatives: Event-Driven Fund include acquired fund fees and expenses of 0.09%, 0.10% and 0.17%, short interest and dividend expenses of 0.52%, 0.59% and 0.62% respectively. [5]The inception date of the Merger Fund® Investor share class is January 31, 1989. [6]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2018, except that it may be terminated by the Board of Trustees at any time. [7]The inception date of The Merger Fund VL is May 26, 2004. [8]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74% and 1.99% for the Institutional Class shares and Investor Class shares, respectively. The expense limitation is expected to apply until April 30, 2018, except that it may be terminated by the Board of Trustees at any time.*


Fellow Shareholders,

Despite the occasional "unorthodox" behavior of President Trump, financial markets remained sanguine regarding his ostensibly pro-growth fiscal policies.  Markets also continued unperturbed by the Fed's continued tightening posture.  From November's election through the end of April, the S&P 500 Index returned 11.4%, the third best performance of any president's first 100 days since WWII,[1] trailing only Democrat John F. Kennedy and Republican George H.W. Bush. During the calendar quarter, the Dow Jones Industrial Average gained 4.9%, and the S&P 500 was up 5.5%. Historically, rising-rate environments have had a contractionary effect on market multiples but with the S&P 500 trading in excess of 18 times forward earnings, investors apparently expect the music to never stop and earnings to grow into its current multiple.  Although the equity markets appear to be priced for perfection, high-profile portfolio managers, pundits, and academicians are utterly split on its future prospects (both sides with high conviction!)  We will stay out of this valuation dispute other than to observe that interest rates have evidently bottomed, which is recognized as a positive influence on absolute-return strategies, such as arbitrage and other hedged investment methodologies. A collateral effect of this quarter's strength has been a much more predictable environment for already announced deals. As a result, our investment results for the period have reverted to more normalized levels, continuing our historic lack of correlation and below-market volatility.[2]

Our funds posted robust first-quarter results, with The Merger Fund® returning 0.77% and the WCM Alternatives: Event-Driven Fund 1.53%. Reinforcing the return to more normal market conditions, over the last seven quarters The Merger Fund has cumulatively returned 6.29% and WCM Alternatives: Event-Driven Fund cumulatively returned 7.72% through the date of this letter.  As an aside, we have generated these returns during a treacherous period for event-driven/arbitrage investing.  Well-known hedge funds sponsored by Eton Park, Perry Capital, and Chesapeake Partners have shut down after years of existence.  One of the largest and most famous merger arbitrage/event-driven managers, who made billions during the 2008 financial crisis, lost significant money last year and is down again this year-to-date, called 2016 "the most challenging year since inception."  These developments underscore how difficult generating consistent returns can be in our space, and help emphasize the value of preserving capital rather than merely chasing maximum potential gains. Another positive for our funds is that with a smaller number of competitors, we foresee fewer crowded trades and less capital chasing the same investments.

One more development worth commenting on: the massive flows into exchange traded funds (ETFs) and passive investments under the premise that "No matter what you invest in, the best way to invest is in minimum-fee products, because active managers do not add value to portfolios."  The upshot is that just over half of assets in both mutual funds and exchange-traded funds are now passively invested (meaning they follow an index of some sort), according to Morningstar©. As of this past October, over the last year alone, some $408 billion has flowed into passively managed funds while $329 billion was redeemed from actively managed funds.  That trend has continued unabated over the most recent six months as well.  We think crowded trades such as these are an unhealthy trend in that a significant market correction (obviously caused by more selling than buying) will see ETFs and Index funds liquidate their holdings to satisfy their own investors' sales, in turn potentially feeding into and broadly accelerating the downturn in a synchronized manner.  One of the better quotes on this phenomenon was attributed to the year-end letter from Seth Klarman of the Baupost Group– "The inherent irony of the efficient market theory is that the more people believe in it and correspondingly shun active management, the more inefficient the market is likely to become."

---

[1]  Bloomberg, Stocks Meander on Last Day of Quarter:  Markets Wrap March 30, 2017
[2]  As of 3/31/2017 the three-year trailing standard deviation for The Merger Fund® was 2.88% and for The Merger Fund VL was 2.79% versus 11.25% for the S&P 500 Index. The three-year beta to the S&P 500 Index was 0.21 and 0.20 respectively. The Standard Deviation for The WCM Alternatives: Event-Driven Fund since its 1/02/2014 inception was 3.93%.  The three-year beta to the S&P 500 Index was 0.31.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

## STRATEGY UPDATES

**Merger & Acquisition ("M&A") Environment**

We remain constructive on the M&A environment and for the first time in several years, we are fully invested despite quarterly sequential and year-over-year downturns in the total dollar value of domestic merger activity. This ironically reflects an increase in the quality of transactions, as measured by our (and the market's) forecast of the probability of deal closure, as well as the reduced downside from potential deal failures incurred as sector valuations have moved up during pending corporate events.

By the numbers, there was $101 billion worth of U.S. transactions greater than $400 million in size during the quarter, a downward trend noted above, which was due to the average deal size shrinking as quarterly deal count remained stable at 35 transactions. The largest subset of transactions, 45% of the total, was in the $1-5 billion market cap range. Hostile approaches accounted for approximately 14% of the transactions, but only 5% of the value, indicating smaller market capitalizations. The value of U.S. companies purchased by foreign buyers was up sharply, skewed by the $51 billion cross-border acquisition of Reynolds American, Inc. by British American Tobacco PLC.

Cash was the most popular acquisition currency, accounting for 78% of deal value and 73% of quantity. Interestingly, as the market continued to move up, we saw cash-and-stock transactions increase as target companies often requested that deals retain an equity component as a way to participate in potential upside should the combined company rally post-deal close. Financially driven transactions such as leveraged buyouts ("LBOs") were less frequent than normal as LBOs accounted for only 2% of total deal value and 6% of volume.

Deal spreads remained generally static, with high-quality mergers offering mid-4% rates of return and trading in the low-90 percentiles for implied probability of success.

Further slicing and dicing, the chart below reflects the worldwide breakdown of transaction values.[3]


% of M&A deals by value
Over 25%
Between 10% and 25%
Less than 10%
U.S.
35%
W Europe
28%
Greater China
14%
APAC (excl. China)
9%
Latin America
4%
MENA
3%
CEE and CIS
1%
Sub-Saharan Africa
1%

The top 10 global deals were led by the Reynolds acquisition, which at $51 billion, dwarfed the number two and three deals, Mobileye NV by Intel Corp and Mead Johnson Nutrition by Reckitt Benckiser Group, at roughly $16 billion each.

3 Allen & Overy, Staying Power, M&A Insights Q1 2017

*Performance data quoted represents past performance; past performance does not guarantee future results.*


Consistent with the above data, nine of the top ten were strategic acquisitions and five of the top ten were cross-border transactions.[4]

**Portfolio Summary**

As mentioned above, The Merger Fund® – Investor share class returned 0.77% and its insurance dedicated counterpart, The Merger Fund VL posted a gain of 0.85%; and midway through Q2, as of the date of this letter, their year-to-date gains were 1.72% and 1.80% respectively.  We held 81 investments during the quarter and had zero terminated transactions. Reflecting a 4:1 ratio of winners to losers, 65 positions posted gains versus 16 with negative marks-to-market. Thirteen deals closed, and we invested in 12 new situations, and as of the end of March we held 56 positions and ended the quarter approximately 96% invested.[5]

The winners for the quarter were led by Syngenta AG, as the seeds of its regulatory filings for its acquisition by China National Chemical Corporation (commonly called ChemChina) finally began to sprout, receiving, European Union, U.S. Department of Justice ("DOJ") and China's Ministry of Commerce approval in anticipation of a late May closing date.  The second biggest contribution to our chip stack was NXP Semiconductors N.V. ("NXPI"), driven by both regulatory progress in its proposed merger with Qualcomm Incorporated and what we believe is the market's growing realization that its standalone value, if the deal were to terminate, was close to or possibly even greater than the consideration offered in the merger transaction.  Other significant contributors include B/E Aerospace, Inc., whose merger with Rockwell Collins, Inc. received shareholder approval and was on track to close in early April; Time Warner Inc., when the Federal Communications Commission determined that it would not review the acquisition by AT&T Inc., leaving only antitrust approval by the DOJ as the remaining U.S. approval; Actelion Pharmaceuticals Ltd continued to relieve some of our hypertension as it progressed towards becoming a wholly owned subsidiary of Johnson and Johnson; and British American Tobacco plc sparked its U.S. e-cig presence via its purchase of Reynolds American, Inc.'s shares in a cash and stock transaction slated to close later in the year.  Two other situations of note were Yahoo! Inc. and PrivateBancorp, Inc. ("PVTB").

We have discussed Yahoo! before, however, it looks like Verizon Communications Inc.'s purchase of Yahoo's core operating business is nearing completion, which should be one of the several catalysts leading to significant value creation for its shareholders.  We have endured volatility in this position, and there is probably more to come, particularly as the shareholder base turns over post-acquisition, but we believe the merger closing should be followed in short order by a large buyback or special dividend and then hopefully a tax-efficient monetization of its stakes in Alibaba Group Holding Limited and Yahoo! Japan Corporation.  Our embedded Alibaba exposure remains hedged, which will continue until we receive clarity on the monetization plans.

The biggest loser for our funds, at between 25 and 40 basis points, was Cabela's Inc., the $5.5 billion dollar outdoor goods superstore chain being acquired by the other industry behemoth, Bass Pro Shops.  The deal has not been terminated but was rough fishing for investors when the integral sale of Cabela's credit card business to Capital One Financial Corporation was held up by bank regulators.  This glitch occurred during a tough time for the sector, as gun and outdoor sales have turned down significantly. The credit card problem is being addressed by substituting Synovus Financial Corporation for Capital One as the purchaser of that business (which will also require regulatory approval), while also cutting the cash merger consideration from $65.50 to $61.50 per share. Cabela's is trading in the mid-$50's, reflecting the two-pronged risk to the transaction.  We have exited the position given the weak fundamentals and poor risk/reward dynamics.

---

4  UBS 1Q 2017 M&A Report
5  The complete list of closed and new deals are available upon request.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

Regarding PrivateBancorp (PVTB), a $4.8 billion Chicago-based middle market commercial, private and wealth management bank which Canada-based CIBC agreed to purchase in June of 2016 in a cash and stock deal, much has transpired. Similar to the NXPI script, PVTB and its peers continued to perform well during the pendency of the transaction, however similar to the all-cash NXPI deal, this performance was not matched by an increase in deal consideration, as CIBC stock has underperformed. This made for a more egregious mis-valuation than NXPI, and PVTB's stand-alone valuation eventually surpassed the original deal value of $47 per share. In December, independent proxy advisory firms ISS and Egan Jones recommended PVTB shareholders vote against the transaction, and several shareholders, including Westchester Capital Management, publicly disputed the fairness of the then-current terms.[6] The company then postponed the shareholder vote and in March, acknowledging the improbable merger vote, increased the consideration to total approximately $60 per share. As time went on, CIBC's stock continued to drop while PVTB's value did not, and although we were properly hedged against CIBC stock movements, the value of the deal consideration fell as well. In March and April, we and others again expressed our dissatisfaction with the terms, and on May 4th, CIBC bumped its offer for a final time by $3 cash per share. This was enough to push the deal over the finish line and the shareholder vote was received. We expect the transaction to close in early June.

Notable new positions include Mars, Incorporated's $7.5 billion cash purchase of VCA Inc. which wins the award for best stock symbol- WOOF; $15.6 billion Mead Johnson Nutrition, in an interesting cash merger with Reckitt Benckiser plc, ironically combining an infant formula and baby food provider with one of the world's largest supplier of condoms; Fortress Investment Group LLC, being acquired for $3.1 billion by Japan's Softbank Group, in what may be Masayoshi Son's initial toehold into the managed investment business, and may be a precursor to future entries into the space; DigitalGlobe, Inc. ("DGI"), a provider of high-resolution earth imagery products, merging into Canada's MacDonald, Dettwiler and Associates Ltd. in a $2 billion transaction struck at an 18% premium to the prior day's close, which has left some existing DGI shareholders unhappy with the price paid; and Mobileye N.V., an Israel-based expert in driver assistance and autonomous driving technology being acquired by Intel Corporation, in a $15.5 billion cash merger subject to a plethora of international regulatory approvals and hurdles it must steer its way through.

---

[6] Bloomberg, PrivateBancorp Takeout Price Insufficient, December 6, 2016; CIBC Offer for PVTB No Knockout Bid, March 30, 2017

*Performance data quoted represents past performance; past performance does not guarantee future results.*

**Westchester Capital**
**F U N D S**

## REGIONAL EXPOSURE



- United States — 77.72%
- Europe ex U.K. — 17.03%
- United Kingdom — 4.21%
- Canada — 1.01%
- Japan — 0.03%

## SECTOR EXPOSURE



- Information Tech. — 20.22%
- Materials — 16.25%
- Consumer Disc. — 16.03%
- Consumer Staples — 13.38%
- Financials — 10.73%
- Energy — 7.96%
- 7.52%
- 4.13%
- 3.35%
- 0.43%

| Type of Buyer | |
|---|---|
| Strategic | 98.99% |
| Financial | 1.01% |

| By Deal Type | |
|---|---|
| Friendly | 100.00% |
| Hostile | 0.00% |

| Deal Terms | |
|---|---|
| Cash | 43.34% |
| Cash & Stock | 31.02% |
| Stock & Stub | 13.93% |
| Undetermined* | 6.47% |
| Stock with Fixed Exchange Ratio | 5.16% |
| Stock with Flexible Exchange Ratio (Collar) | 0.09% |

\* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at a later date, potentially at the option of the Fund's investment adviser.

## Event-Driven Activity

### Portfolio Performance Summary

| Strategy | Allocations |
|---|---|
| Arbitrage | 64.00% |
| Special Situations | 25.34% |
| Restructurings | 4.52% |
| Credit-Catalyst Opportunities | 6.14% |
| Total | 100.00% |

*Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.*

The WCM Alternatives: Event-Driven Fund – Institutional share class returned 1.53% during the first quarter, and midway through Q2, as of the date of this letter, it has gained 3.16% year-to-date. We held 98 investments during the quarter and had zero terminated transactions. 74 positions posted gains versus 24 with negative marks-to-market. Thirteen mergers closed, we exited 13 event-driven positions and we invested in 15 new situations during the quarter. As of the end of March, we held 72 positions and ended the quarter modestly levered.

In addition to the merger arbitrage situations discussed above, the Fund invested in events such as Ashland Inc.'s IPO and the divestiture of its ownership of Valvoline LLC.; Hewlett Packard's multi-billion dollar merger of its enterprise services business with Computer Sciences Corp in exchange for Computer Sciences' shares, and later its $8 billion merger of its software business with Microfocus International plc; and Marathon Petroleum's spin of its Sunoco Pipeline business.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

A particularly interesting multi-event situation involved Caesars Entertainment Corporation. This investment involved an emergence from bankruptcy, a merger as well as a company split-up. In a nutshell, on 1/17/17, Caesars Entertainment Operating Company, Inc. ("CEOC"), the Caesars entity in Chapter 11, won the bankruptcy court approval to implement its plan of reorganization. Under the plan, CEOC will split up into a real estate investment trust ("REIT") and an operating/ management company. The REIT will own most of CEOC properties, which will be managed by the publicly traded operating company, Caesars (symbol CZR). Concurrently, CEOC and CZR will then merge. Various creditors will become equity owners of the REIT as well as CZR. The split into the REIT and management company, as well as the merger between CEOC and CZR, are subject to regulatory approvals including various state gaming approvals. Upon obtaining these approvals, expected this summer, CEOC will officially exit Chapter 11.

We invested in the bonds just before the plan of reorganization was approved when the potential outcomes were quantifiable and we were able to forecast the risk/reward profile with confidence. Helping create the opportunity was the fact that this situation was underfollowed because many future equity investors of new CZR are either not equipped or are constrained from owning pre-emergence securities. As the post-bankruptcy date approaches, more investors will focus on this undervalued and underfollowed situation. We are long two series of Caesars notes which have contributed 34 basis points of performance to the portfolio during the first quarter.

## OUR COMPANY

WCM manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower- return, lower-volatility expectations to higher volatility with potentially higher return expectations:

| Account | Vehicle | Strategy | Inception |
|---|---|---|---|
| The Merger Fund® | SEC '40-Act Fund | | |
|     Investor Share Class (MERFX) | | Merger Arbitrage | 1989 |
|     Institutional Share Class (MERIX) | | Merger Arbitrage | 2013 |
| The Merger Fund VL (MERVX) | Variable Insurance Trust | Merger Arbitrage | 2004 |
| WCM Alternatives: Event-Driven Fund | SEC '40-Act Fund | | |
|     Investor Share Class (WCERX) | | Event-Driven | 2017 |
|     Institutional Share Class (WCEIX) | | Event-Driven | 2014 |
| JNL/Westchester Capital Event Driven Fund | Sub-advised SEC '40-Act Fund | Event-Driven | 2015 |
| Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund | Sub-advised SEC '40-Act Fund | Merger Arbitrage | 2016 |

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Roy Behren

Mike Shannon

*Performance data quoted represents past performance; past performance does not guarantee future results.*

## IMPORTANT DISCLOSURES

*Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.*

*Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.*

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of March 31, 2017, were: Reynolds American Inc. (6.98%), Yahoo! Inc. (5.96%), Time Warner Inc. (5.35%), NXP Semiconductors NV (5.09%), Jarden Corporation (4.48%), Syngenta AG (4.15%), Sky PLC (4.05%), Mead Johnson Nutrition Co. (3.55%), B/E Aerospace, Inc. (3.38%), VCA Inc. (3.35%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of March 31, 2017, were: Reynolds American Inc. (7.00%), Time Warner Inc. (5.32%), Yahoo! Inc. (5.11%), NXP Semiconductors NV (5.09%), Syngenta AG (4.14%), Sky PLC (4.04%), Mead Johnson Nutrition Co. (3.55%), B/E Aerospace, Inc. (3.38%), VCA Inc. (3.36%), Hewlett Packard Enterprise Company (3.27%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of March 31, 2017, were: Reynolds American Inc. (8.94%), NXP Semiconductors NV (6.13%), Time Warner Inc. (5.98%), Yahoo! Inc. (5.80%), Syngenta AG (4.98%), Sky PLC (4.84%), Hewlett Packard Enterprise Company (4.78%), Mead Johnson Nutrition Co. (4.48%), Du Pont (E.I.) de Nemours (4.39%), B/E Aerospace, Inc. (4.31%).

**Diversification does not assure a profit, nor does it protect against a loss in a declining market.**

**Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.**

*Performance data quoted represents past performance; past performance does not guarantee future results.*

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of May 16, 2017, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of March 31, 2017, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 114 funds in the last three years, 67 funds in the last five years, and 28 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® - Investor received a Morningstar Rating of 3 stars, 4 stars and 3 stars for the three-, five- and ten-year periods, respectively; The Merger Fund® - Institutional received a Morningstar Rating of 3 stars, 4 stars and 3 stars for the three-, five- and ten-year periods, respectively. 5 and 10-year ratings are Extended Performance Ratings computed by Morningstar based on the MERFX share class. As of March 31, 2017, The WCM Alternatives Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multialternative funds over the following time periods: 245 funds in the last three years, 153 funds in the last five years, and 39 funds in the last ten years. With respect to these Multialternative funds, The WCM Alternatives Event-Driven Fund Institutional shares received a Morningstar Rating of 3 stars, for the three year period. The WCM Alternatives Event-Driven Fund Investor shares received a Morningstar Rating of 3 stars for the 3 year period. The 3 year rating is an Extended Performance Rating computed by Morningstar based on the WCEIX share class. © 2017 Morningstar, Inc. All Rights Reserved.

The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely.

Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives; **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. The **BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event driven strategy component of The Wilshire Liquid Alternative IndexSM. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **A basis point** (often denoted as bps) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market.

The return shown is based on net asset values calculated for shareholder transactions and may differ from the return shown in the financial highlights of the annual report, which reflects adjustments made to the net asset values in accordance with accounting principles generally accepted in the United States of America.

*The SEC does not endorse, indemnify, approve nor disapprove of any security.*

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC.

*Performance data quoted represents past performance; past performance does not guarantee future results.*

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